Exhibit 4.43

Execution Copy

SECOND AMENDMENT TO THE

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

WHEREAS, Spectra Energy Corp (the “Company”) maintains the Spectra Energy Retirement Savings Plan (the “Plan”) for the benefit of its eligible employees; and

WHEREAS, pursuant to Section 12.01 of the Plan, the Company, by action of the Board of Directors, or its delegate, has reserved the right to amend the Plan at any time; and

WHEREAS, the Company has determined that the Plan should be amended to include provisions regarding the duties of an independent fiduciary.

NOW, THEREFORE, the Company hereby amends the Plan, effective as of January 3, 2017, as follows:

1.	A new Section 2.32A is added to the Plan to read as follows:

2.32A	Independent Fiduciary means the person or entity acting with respect to the Company Stock Fund, as provided in Section 10.13, which is currently State Street Global Advisors, and as may be changed from time to time.

2.	Section 9.02 of the Plan is amended in its entirety to read as follows:

9.02	Diversification Requirements. Each Participant, Beneficiary, or Alternate Payee may direct to have his Account allocated to or from the Company Stock Fund as provided in Section 5.03, subject to the provisions of Section 10.13.

3.	Section 9.04(c) of the Plan is amended in its entirety to read as follows:

(c)	If a Participant fails to issue directions to the Trustee with respect to the voting of Company Stock allocated to the Participant’s Account, the Trustee shall vote such shares in the same proportions as the Trustee voted Company Stock pursuant to the voting directions actually received from other Plan Participants, subject to the provisions of Section 10.13.

4.	A new Section 10.6A is added to the Plan to read as follows:

10.06A	Company Stock Fund. The Company intends, in its capacity as settlor, that the Company Stock Fund be maintained as an available Investment Fund under the Plan unless the Independent Fiduciary determines (in its sole discretion) that continuing to invest in Company Stock is imprudent under ERISA. The Company has the sole authority, in its capacity as settlor, to amend the Plan to remove the Company Stock Fund as an investment option under the Plan, and the Company or the Investment Committee have the authority to determine whether to invest the Company Stock Fund in assets other than Company Stock (other than for purposes of maintaining sufficient liquidity).

5.	A new Section 10.13 is added to the Plan to read as follows:

10.13	Independent Fiduciary. An Independent Fiduciary has been appointed to manage the Company Stock Fund pursuant to an engagement agreement (the “Engagement Agreement”) under which the Independent Fiduciary is providing its services. At all times during which the Engagement Agreement remains effective and in force, the Independent Fiduciary is, with respect to its services and authorities regarding the Company Stock Fund, (i) an “investment manager” (within the meaning of Section 3(38) of ERISA, (ii) a fiduciary within the meaning of Section 3(21)(A) of ERISA, and (iii) a named fiduciary within the meaning of Section 402(a)(2) of ERISA, and in such capacities, has the exclusive authority and responsibility under the Plan and Trust Fund to perform the following functions as set forth in, and subject to the terms of, the Engagement Agreement:

(a) Recommend to the Investment Committee or direct the Trustee regarding the range of cash that should be held in the unitized Company Stock Fund for liquidity purposes;

(b) Direct the investment and reinvestment of the assets of the Company Stock Fund solely to the extent that such authority is consistent with the Engagement Agreement and the Investment Guidelines therein;

(c) Determine whether it is imprudent under ERISA to continue to acquire or hold the Company Stock, and to offer the Company Stock Fund as an investment option, and to take the following related actions, if it so determines:

(1)	Impose any limitation or restriction on the investment of Plan Participant Accounts in the Company Stock Fund;

(2)	Direct the sale or other disposition of all or any portion of Company Stock held in the Company Stock Fund;

(3)	Direct the reinvestment of the proceeds from ay sale or other disposition of Company Stock in short term cash equivalent investments in the Company Stock Fund;

(4)	Communicate with Plan Participants from time to time as provided in the Engagement Agreement;

(5)	Instruct the Trustee as necessary in order to carry out these actions; and

(d) Vote or tender any shares of the Common Stock held in the Company Stock Fund in its sole discretion if, and only if, in its sole discretion the Independent Fiduciary determines that the applicable provisions of the Plan and Trust in regard to the voting or tendering of such shares is not consistent with Section 404 of ERISA.

In the event that the Independent Fiduciary’s authority and responsibility as set forth in the Trust Agreement conflicts with this Section 10.13 in any particular respect, the terms of the Trust Agreement shall control.

IN WITNESS WHEREOF, this Second Amendment is hereby approved, adopted and executed by a duly authorized delegate of Spectra Energy Corp, to be effective as of the date specified above.

SPECTRA ENERGY CORP

By:	/s/ James D. Haynes

Name:	James D. Haynes

Title:	Vice President, Human Resources, U.S.

Date:	12/21/16

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